UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65265

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/01/21___ AND ENDING ___03/31/22___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Pinnacle Capital Securities, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___4105 E Broadway, Suite 101___
(No. and Street)

___Long Beach___	___CA___	___90803___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R. Carter	813-442-1645	acarter@pinnaclecapgrp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___David Lundgren and Company, CPAs___
(Name – if individual, state last, first, and middle name)

___505 N Mur-Len Rd___	___Olathe___	___KS___	___66062___
(Address)	(City)	(State)	(Zip Code)

___01/05/2015___	___6075___
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, William E. Davis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pinnacle Capital Securities, LLC, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARK J. BAKER
COMM. # 2380577
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES NOV. 24, 2025

Signature: [signature]

Title: CEO

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Pinnacle Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pinnacle Capital Securities, LLC as of March 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pinnacle Capital Securities, LLC as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pinnacle Capital Securities, LLC's management. Our responsibility is to express an opinion on Pinnacle Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pinnacle Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Pinnacle Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Pinnacle Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Pinnacle Capital Securities, LLC's auditor since 2018.

Olathe, Kansas
May 24, 2022

PINNACLE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

ASSETS

Cash and cash equivalents	$115,019
Other Receivables	166,147
Prepaid Assets and Deposits	13,332
Total Assets	$294,498

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable	$ 127,373
Total Liabilities	$ 127,373
MEMBER'S EQUITY	$ 167,125
Total Liabilities and Members Equity	$ 294,498

The accompanying notes are an integral part of these financial statements.

PINNACLE CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR END MARCH 31, 2022

REVENUE

Commissions and Fee Income	$1,214,450
Fees collected from Registered Reps	17,200
Total Revenue	$1,231,650

EXPENSES

Commission expense	$983,167
Salaries	64,590
Occupancy	10,200
Communications	683
Professional fees	36,225
Travel and entertainment	7,240
Other expenses	28,173
Total Expenses	$1,130,278
Net Income	$ 101,372

The accompanying notes are an integral part of these financial statements.

PINNACLE CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED MARCH 31, 2022

Balance – Beginning of Year	$114,253
Distributions	(48,500)
Net Income	101,372
Balance – End of Year	$167,125

The accompanying notes are an integral part of these financial statements.

PINNACLE CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR END MARCH 31, 2022

Net Income	$ 101,372
Increase in other receivables	(34,641)
Increase in prepaid assets and deposits	(6,150)
Increase in accounts payable	5,103
Net Cash Flow provided by operating activities	$ 65,684
Distributions	(48,500)
Net Cash Flows used by financing activities	$ (48,500)
Net Increase in cash and cash equivalents	17,184
Cash and cash equivalents at March 31, 2021	97,835
Cash and cash equivalents at March 31, 2022	$ 115,019

The accompanying notes are an integral part of these financial statements.

PINNACLE CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2022

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Pinnacle Capital Securities, LLC. is a Missouri limited liability (the "Company"). The Company is a wholly owned subsidiary of Pinnacle Capital Holding, LLC ("PCH"). The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activities include revenues from the sale or placement of EB5 transaction related securities, the sale of other unregistered securities and investment banking fees.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk – The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2022.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PINNACLE CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2022

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021, the Company's net capital and required net capital were $87,060 and $8,492 respectively. The ratio of aggregate indebtedness to net capital was 146.3%.

NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company is treated as a disregarded entity for federal income tax purposes with PCH. Taxable income and losses are included in the income tax returns of the PCH owners. PCH uses a calendar year for income tax reporting purposes.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its parent, PCH. PCH allocates all appropriate expenses to the Company on a monthly basis. Shared expenses during the year ended March 31, 2022, amounted to $65,430, all of which were paid by the Company. The Company did not have a payable to the parent as of March 31, 2022.

During the year, the Company distributed $48,500 to PCH.

NOTE 5 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

PINNACLE CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2022

In the year ended March 31, 2022, the Company reported several types of revenue as described below. The EB 5 Trail Revenue was generated by the assignment of trail payments on EB 5 transactions from another broker-dealer to the Company. Such trail payments will be received by the Company over periods as long as five years but in some instances the receipt of such trail payments was accelerated by the payee in exchange for a discount on the amount due. The Company recognized the revenue and associated commission expense on the date of such assignment.

The following table presents revenue by major source:

EB 5 Trail Revenue	$ 38,245
Referral Fees	563,192
Managing BD Fees	564,457
1031 Exchange Income	2,800
Other Revenue	45,756
Total Revenue	$1,214,450

NOTE 6 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date that the financial statements were available to be issued and concluded that no further activity has occurred that would require recognition or disclosure.

NOTE 7 – FAIR VALUE

A substantial amount of the Company's assets and liabilities are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information of the value of the underlying instrument.

NOTE 8 – COMMITMENTS

The Company has no significant commitments for office or equipment leases or other services.

NOTE 9 – CONTINGENCIES

The Company is a registered broker-dealer and, as such is subject to the continual scrutiny of those who regulate the industry including FINRA, the SEC and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine if the Company is in compliance with the rules and regulations promulgated by the examining regulatory authority. It would not be uncommon in the industry the Company operates for the regulators to assert upon completion of an examination or at other times that the Company has violated certain rules or regulations. Where possible the Company endeavors to negate or correct such asserted violations. In certain circumstances and depending on the nature and extent of the asserted violations the Company may become subject to the disciplinary action including fines. During the year ended March 31, 2022 there were no amounts levied against the Company as a result of regulatory examinations or proceedings.

In the normal course of business, there may be various legal actions and proceedings pending against the Company. To the best of the knowledge of the Company there are no current legal actions or proceedings.

<u>SUPPLEMENTARY INFORMATION</u>

Note: The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAIB accounts. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

PINNACLE CAPITAL SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

YEAR ENDED MARCH 31, 2022

		Unaudited
COMPUTATION OF NET CAPITAL		**Part IIA**
Total ownership equity from Statement of Financial Condition	$	167,125
Total ownership equity qualified for net capital		167,125
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Fees receivable		19,133
Prepaid assets		12,132
Lease deposit		1,200
Other receivables		47,600
Net capital	$	87,060
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	8,492
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		8,492
Excess net capital	$	78,568
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		
of reporting broker-dealer	$	74,323
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness from Statement of Financial Condition	$	127,373
Percent of aggregate indebtedness to net capital		146.30%

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of March 31, 2022.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-2564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Pinnacle Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Pinnacle Capital Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Pinnacle Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pinnacle Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Olathe, Kansas
May 24, 2022



PINNACLE
CAPITAL GROUP

Los Angeles | San Francisco | St. Louis | New York

EXEMPTION REPORT
YEAR ENDED MARCH 31, 2022

Pinnacle Capital Securities, LLC ("Firm") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and

(2) The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, the Firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William Davis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: _William E. Davis_

Title: CEO

Date: May 19, 2022 .



DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-2564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Pinnacle Capital Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2022. Management of Pinnacle Capital Securities, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

David Lundgren & Co

Olathe, Kansas
May 24, 2022